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18006440

SEC Mail Processing Section

MAR 05 2018

Washington DC 408

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SEC FILE NUMBER
~~8-66462~~ 8-66293

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 AND ENDING 12/31/17
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Old Perrin Road Suite 101
(No. and Street)

Sherman (City) | Texas (State) | 75092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry 214-360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – if individual, state last, first, middle name)

517 Route One South, Suite 4103 (Address) | Iselin (City) | NJ (State) | 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Chris Sifuentes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CNS Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAYLI RUSHING
Notary Public
State of Texas
ID # 13073583-7
Comm. Expires 07-13-2020

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CNS SECURITIES, LLC
December 31, 2017

Contents

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
CNS Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CNS Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in shareholder's' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I – Supplemental Information Pursuant to Rule 17a-5) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017

Berkower LLC

Berkower LLC
Iselin, New Jersey
February 28, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

IAPA INTERNATIONAL

CNS SECURITIES, LLC
Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and Cash Equivalents	$ 18,776
Due from Broker Dealer	15,090
Advances to Employees	487
Prepaid expenses	3,553
TOTAL ASSETS	$ 37,906
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 3,563
Payroll Liabilities	1,528
TOTAL LIABILITIES	5,091
MEMBER'S EQUITY	
Member's Equity	32,815
TOTAL MEMBER'S EQUITY	32,815
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 32,815

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2017

Revenues	
Commissions Earned	$ 226,815
Interest income	9
Total Revenues	226,824
Operating Expenses	
Employee compensation and related costs	184,886
Floor brokerage and exchange fees	7,524
Communications	2,200
Occupancy	11,000
Regulatory Fees	4,563
Professional Fees	8,100
Other expenses	5,625
Total Expemses	223,898
Income Tax Expense	481
Net Income	$ 2,445

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

		Total Member's Equity
Balances at January 1, 2017	$	30,370
Net income		2,445
Balances at December 31, 2017	$	32,815

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash Flows From Operating Activities:	
Net Income	$ 2,445
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in operating assets and liabilities	
Increase in due from Broker Dealers	(15,090)
Decrease in accounts receivable	283
Decrease in prepaid expenses	366
Increase in accounts payable	3,561
Increase in accrued expenses	274
Net cash used in Operating Activities	(8,161)
Cash Flows From Investing Activities:	
Employee Advances	(470)
Net cash provided used in Investing Activities	(470)
Net decrease in cash and cash equivalents	(8,631)
Cash and cash equivalents at beginning of year	27,407
Cash and cash equivalents at end of year	$ 18,776
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 405

See notes to financial statements.

CNS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

CNS Securities, LLC (the Company) was formed as a Texas Limited Liability Company in June 2003. Mr. Chris Sifuentes of Richardson, TX is the sole member. In June 2004, the National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in Sherman, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company as revenue as earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, CNS, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; two business relationships accounted for 77% of revenue for the year ended December 31, 2017.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, The Company had net capital of $13,396 which was $8,396 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .38 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE D – PREPAID EXPENSES

The amount, $3,553, is comprised of an advance payment to a regulatory agency.

NOTE E – ACCRUED LIABILITIES

The accrued liability is made of amounts due to payroll liabilities, $1,528.

NOTE F – ACCOUNTS PAYABLE

The amount, $3,563, are commissions payable to registered representatives.

NOTE G – RELATED PARTY TRANSACTIONS

The Company leases office space from its member, Chris Sifuentes. The office space is shared by CNS Securities, Inc. and CNS Securities Insurance Services, LLC, an affiliated company which is commonly owned by the member. During the year payments of $13,200 were made to Mr. Sifuentes for occupancy and communications reimbursement.

NOTE H – RENT

The Company leases office space from its member. The amount of rent under this arrangement in December 31, 2017 was $11,000 for the year.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2018, which is the date the financial statement were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2017

Computation of Net Capital

Total Member's equity qualified for net capital	$ 32,815
Deductions / charges	
Non-allowable assets:	
Advances	487
Due from Broker Dealer	15,090
Prepaid expenses	3,553
Total deductions / charges	19,130
Net Capital before haircuts on securities positions	13,685
Haircuts on securities:	
Money market funds	289
Net Capital	$ 13,396
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 3,563
Payroll liabilities	1,528
Total aggregate indebtedness	$ 5,091
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 8,396
Ratio of aggregate indebtedness to net capital	.38 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 12/31/2017 Focus IIA Report	28,486
Increase in Non-allowable asset-Due from Broker Dealer	(15,090)
Net Capital per 12/31/2017 audit	13,396

See accompanying report of independent registered public accounting firm.

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2017

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2017

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
CNS Securities, Inc.

We have reviewed management's statements, included in the accompanying CNS Securities, Inc. Exemption Report under SEA Rule 17a-5(d) (4), in which (1) CNS Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CNS Securities, Inc. claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2) *(ii)* (the "Exemption Provisions") and (2) CNS Securities, Inc. stated that CNS Securities, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. CNS Securities, Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Pubic Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CNS Securities, Inc.'s compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) *(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC
Iselin, New Jersey
February 28, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

IAPA INTERNATIONAL

CNS Securities, LLC

· CNS Securities LLC's

CNS Securities LLC's Exemption Report

CNS Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4 as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

CNS Securities LLC

I, Chris Sifuentes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Chris Sifuentes

February 28, 2018

CNS Securities, LLC • 191 Old Perrin Rd. Suite 101 • Sherman TX 75092
(972) 644-6464 • Fax (972)-644-3111
Member FINRA/SIPC

CNS Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2017
(With Reports of Independent Registered Public Accounting Firm Thereon)

December 31, 2017